UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

CRAFT BREW ALLIANCE, INC.

(Name of Issuer)

Common Stock, par value $0.005

(Title of Class of Securities)

757473103

(CUSIP Number)

Thomas Larson

Anheuser-Busch Companies, LLC

One Busch Place

St. Louis, MO 63118-1852

Telephone: (314) 577-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 757473103

1	NAMES OF REPORTING PERSONS Anheuser-Busch Companies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,069,047*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,069,047*
	10	SHARED DISPOSITIVE POWER -0- * Shares are subject to contractual restrictions on transfer. See Item 4.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,047*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 757473103

Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, this Amendment No. 12 amends the Schedule 13D dated August 22, 1995, as previously amended to the date hereof. Unless indicated otherwise, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement, rather than supersede, the existing items in the Schedule 13D (as previously amended).

Item 1.	Security and Issuer.

Item 2.	Identity and Background.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4.	Purpose of Transaction.

Under the terms of the existing commercial agreements between Anheuser-Busch Companies, LLC (“ABC”) or affiliates thereof and Craft Brewers Alliance, Inc. (“CBA”), ABC is required to pay $20,000,000 to CBA on August 23, 2019 if it or an affiliate does not make a “qualifying offer” to CBA by that date. A “qualifying offer” is an offer to purchase all of the outstanding equity securities of CBA for at least $24.50 per share and (subject to exceptions described in the agreements) must include other customary terms and conditions.

ABC has determined that it will not make a “qualifying offer” for the securities of CBA, and on August 22, 2019 informed representatives of CBA of its determination. ABC will make the required $20,000,000 payment to CBA on August 23, 2019.

From time to time ABC evaluates its investment in and arrangements with CBA. As a result, ABC may develop proposals or plans relating to CBA or its arrangements with CBA. In addition, ABC may discuss such plans or proposals with third parties. These plans or proposals may involve amendments to the agreements between ABC (or its affiliates) and CBA or entry into new agreements between ABC (or its affiliates) and CBA and/or third parties; agreements between ABC (or its affiliates), CBA and third parties; investments, acquisitions, divestitures, licenses or other transactions by, with or from CBA; sales or purchases of the securities or tangible or intangible assets of CBA; merger, reorganization, liquidation, consolidation or other change of control transactions involving CBA; changes in the operations or management of CBA; and other changes in CBA’s business or corporate structure.

Item 5.	Interest in Securities of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2019

ANHEUSER-BUSCH COMPANIES, LLC

By:	/s/ Thomas Larson
Name: Thomas Larson
Title: Secretary